Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE
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LAKE SHORE GOLD INCREASES 2014 PRODUCTION GUIDANCE

TORONTO, ONTARIO--(Marketwired – December 10, 2013) – Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today provided updated guidance for 2014, including target gold production of 160,000 to 180,000 ounces.  Previously, the Company had indicated a target range for annual production of 140,000 to 160,000 ounces. Other guidance for 2014 includes cash operating cost per ounce sold between US$675 and US$775 and all-in sustaining cost per ounce sold between US$950 and US$1,050.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Lake Shore Gold’s operations are performing extremely well, with both throughput and average grades meeting and exceeding target levels. Our strong performance has positioned us to increase our production guidance for 2014. Looking at our costs, we are a low-cost producer and believe that more progress on this front is achievable. We have strengthened our balance sheet, both through internally generated cash flow and by repaying debt. By the end of this month, we will have repaid around $15 million of debt in 2013 and will further reduce our debt levels going forward.”

 About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com

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